UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TITAN INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

88830M102

(CUSIP Number)

    ONE EQUITY PARTNERS LLC

320 Park Avenue

18th Floor

New York, NY 10022

Attention: Erin E. Hill

(212) 277-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Attention: Carmen J. Romano, Esq.

(215) 994-4000

    April 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One Equity Partners LLC IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO — Limited Liability Company

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OEP Holding Corporation IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Cashin Jr. IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 113,429
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 113,429
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maurice M. Taylor Jr. IRS Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 923,206
8 SHARED VOTING POWER 639,100
9 SOLE DISPOSITIVE POWER 923,206
10 SHARED DISPOSITIVE POWER 639,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 2 to Statement on Schedule 13D amends and supplements, on behalf of OEP Holding Corporation (“OEP Holding”), One Equity Partners, LLC (“OEP”), Richard M Cashin Jr. (“Mr. Cashin”) and Maurice M. Taylor Jr. (“Mr. Taylor” and together with OEP Holding, OEP, and Mr. Cashin, the “Reporting Persons”), the Statement of Schedule 13D filed with the Securities and Exchange Commission on October 24, 2005, and Amendment No. 1 thereto filed with the Commission on November 14, 2005 (as amended from time to time, the “Schedule 13D”), and relates to the common stock, no par value per share (the “Common Stock”) of Titan International, Inc., an Illinois corporation (the “Company”). As a result of the matters set forth in the supplement to Items 4, 5 and 6 below, the Reporting Persons no longer may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act, and accordingly, this Amendment No. 2 to Statement on Schedule 13D shall be the final amendment to the Schedule 13D. The principal executive office of the Company is located at 2701 Spruce Street, Quincy, Illinois 62301.

Item 2.	IDENTITY AND BACKGROUND

(a) – (c), (f) Name, Address, Principal Business, Citizenship

Reporting Persons	Principal Business	Address of Principal Office
One Equity Partners LLC	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Co-Investors LLC	To hold and manage investments for certain employees of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Holding Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	320 Park Avenue, 18th Floor New York, New York 10022

Bank One Investment Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	1 Bank One Plaza Chicago, IL 60670

JPMorgan Capital Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity, structured finance and other investments.	1 Bank One Plaza Chicago, IL 60670

Banc One Financial LLC	To act as a holding company for JPMorgan Chase & Co. in making private equity, structured finance and other investments.	1 Bank One Plaza Chicago, IL 60670

JPMorgan Chase & Co.	To provide general financial services.	270 Park Avenue New York, New York 10017

Reporting Persons	Business Address

Richard M. Cashin Jr.	320 Park Avenue, 18th Floor New York, New York 10022

Maurice M. Taylor Jr.	2701 Spruce Street Quincy, IL 62301

This Amendment No. 2 to Statement on Schedule 13D is being filed by OEP, Mr. Cashin and Mr. Taylor. OEP Holding controls the managing member of OEP. The remaining entities listed above are included herein solely pursuant to Instruction C of Schedule 13D. OEP Holding controls the managing member of OEP Co-Investors LLC (“OEP Co-Investors”); Bank One Investment Corporation (“BOI”) owns all of the outstanding capital stock of OEP Holding; JPMorgan Capital Corporation (“JPM CC”) owns all of the outstanding capital stock of BOI; Bank One Financial LLC (“BOF LLC”) owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co. (“JPMC”) owns all of the outstanding stock of BOF LLC. OEP Holding, OEP, OEP Co-Investors, BOI, JPM CC, BOF LLC and JPMC are organized in Delaware.

A joint filing agreement by the Reporting Persons is attached hereto as Exhibit 3.

Information concerning the executive officers and directors of the Reporting Persons, including their principal occupations and beneficial ownership, is provided in Annex I to this Amendment No.2 to Statement on Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no material changes to this item of the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented with the addition of the following:

On April 11, 2006, OEP delivered a letter to the Company in which OEP confirmed OEP and the Company’s mutual agreement to discontinue discussions regarding a potential transaction to acquire the outstanding shares of the Company. A copy of such letter is attached as Exhibit 4.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Schedule 13D is hereby supplemented with the addition of the following:

As a result of the matters set forth in the supplement to Item 4 and Item 6 below, the Reporting Persons no longer may be deemed to have shared power to vote, or to direct the vote of, any of the shares of Common Stock for which the other Reporting Persons have direct beneficial ownership (as set forth in this Item 5) with respect to the matters described in the Proposal Letter. Also as a result of the matters set forth in the supplement to Item 6 below, the Reporting Persons no longer may be deemed to have shared power to dispose, or to direct the disposition of, any of the shares of Common Stock for which the other Reporting Persons have direct beneficial ownership (as set forth in this Item 5) with respect to the matters described in the Proposal Letter. Accordingly, each of the Reporting Persons has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, the shares of Common Stock for which such Reporting Person has direct beneficial ownership (as set forth in Item 5).

Also as a result of the matters set forth in the supplement to Item 4 above and Item 6 below, the Reporting Persons no longer may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act, and accordingly each of the Reporting Persons disclaims the existence of any such group and the beneficial ownership of the shares of Common Stock directly beneficially owned by any of the other Reporting Persons.

As a result of the matters set forth above, as of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons are as set forth in rows 11 and 12 of the cover page of this Amendment No. 2 to Schedule 13D applicable to such Reporting Person, which rows with respect to each such Reporting Person are hereby incorporated herein by reference.

Item 5(e) of the Schedule 13D is hereby supplemented as follows:

As a result of the matters set forth in Item 5(a) and (b) above, no Reporting Persons (other than Mr. Taylor) may be deemed to be a beneficial owner of more than five percent of the Common Stock on April 11, 2006.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented with the addition of the following:

The information set forth in Item 4 is hereby incorporated herein by reference. Except as described in the Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any other person with respect to any securities of the Company.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented with the addition of the following:

EXHIBIT NUMBER	EXHIBIT NAME

(3)	Joint Filing Agreement by OEP Holding, OEP, Mr. Cashin and Mr. Taylor.

(4)	Letter, dated April 11, 2006 from OEP to the Company, with respect to discontinuing discussions regarding the Proposed Transaction.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2006	ONE EQUITY PARTNERS LLC

	By:	/s/ Richard M. Cashin
	Name:	Richard M. Cashin, Jr.
	Title:	President

Dated: April 12, 2006	OEP HOLDING CORPORATION

	By:	/s/ Richard M. Cashin
	Name:	Richard M. Cashin, Jr.
	Title:	President

Dated: April 12, 2006		/s/ Richard M. Cashin
Richard M. Cashin, Jr.

Dated: April 12, 2006		/s/ Maurice M. Taylor
Maurice M. Taylor, Jr.

ANNEX I

All executive officers and directors of the Reporting Persons are citizens of the United States.

One Equity Partners LLC

Name	Principal Occupation or Employment
Executive Officers
Richard M. Cashin	President
Erin E. Hill	Chief Financial Officer and Treasurer
James S. Rubin	Vice President
Daniel J. Selmonosky	Vice President
Richard W. Smith	Vice President
Theodora Stojka	Vice President
Judah A. Shechter	Vice President and Secretary

The business address for One Equity’s executive officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

OEP Co-Investors LLC

Name	Principal Occupation or Employment
Executive Officers
Brian A. Bessey	President
Erin E. Hill	Chief Financial Officer
Theodora Stojka	Vice President & Treasurer
Judah A. Shechter	Secretary

The business address for OEP Co-Investors’ executive officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

OEP Holding Corporation

Name	Principal Occupation or Employment and Address	Name, Business and Address Where Employed
Directors
Richard M. Cashin	President	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022

Ina R. Drew	Chief Investment Officer	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Franklin Hobbs	Member	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022

Jay Mandelbaum	Head, Strategy	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Heidi G. Miller	Treasury & Securities Services	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Jacques Nasser	Member	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022

Christopher von Hugo	Member	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022

James S. Rubin	Vice President	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022

Richard W. Smith	Member	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022

Officers
Richard M. Cashin	President
Erin E. Hill	Chief Financial Officer and Treasurer
Adam Mukamal	Vice President
James S. Rubin	Vice President
Daniel J. Selmonosky	Vice President
Theodora Stojka	Vice President
Judah A. Shechter	Vice President and Secretary

The business address for OEP Holding’s executive officers is 320 Park Avenue, 18th Floor, New York, NY 10022.

Bank One Investment Corporation

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors

Richard M. Cashin	President & Chairman of the Board	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022

Richard W. Smith	Senior Vice President	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022

Officers
Richard M. Cashin	President and Chairman of the Board
Daniel J. Selmonosky	Managing Director
Constance T. Teska	Senior Vice President
Brian A. Bessey	Senior Vice President
Richard W. Smith	Senior Vice President
Erin E. Hill	Treasurer
Lisa C. Martin	Vice President
James S. Rubin	Vice President
Theodora Stojka	Vice President
Adam Mukamal	Vice President
Judah A. Shechter	Secretary

The business address for Bank One Investment’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

JPMorgan Capital Corporation

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Francisco J. Pereiro	Chairman of the Board	JPMorgan Capital Corporation 10 South Dearborn Chicago, IL 60603

John M. Buley	Director	JPMorgan Capital Corporation 120 S La Salle Street, Floor 2 Chicago, IL 60603

Peter G. Weiland	Managing Director	JPMorgan Chase Bank 270 Park Avenue New York, NY 10017

Officers
Francisco J. Pereiro	President and Chairman of the Board
Ellen J. Manola	Chief Financial Officer
Patricia M. Borkowski	Managing Director
Mit C. Buchanan	Managing Director
John M. Buley	Managing Director
Kelly A. Chesney	Managing Director
John M. Eber	Managing Director
James N. Eligator	Managing Director
Paul A. Gargula	Managing Director
William P. Kusack, Jr.	Managing Director
Claudia J. Machaver	Managing Director
Patrick J. McCarthy	Managing Director
Jean F. Nagatani	Managing Director
Patrick J. Nash	Managing Director
Aloysius T. Stonitsch	Managing Director
Constance T. Teska	Senior Vice President
Moira L. Miller	Treasurer
Robert A. Long, Jr.	Secretary

The business address for JPMorgan Capital’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

Banc One Financial LLC

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Michael J. Cavanagh	Chief Financial Officer	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Mark I. Kleinman	President	Bank One Financial LLC 1 Bank One Plaza Chicago, IL 60670

Officers
Mark I. Kleinman	President
John J. Hyland	Vice President and Treasurer
Robin A. Ayres	Vice President
Lisa J. Fitzgerald	Vice President
Elias E. Olmeta	Vice President
Louis M. Morrell	Vice President
James C. Berry	Secretary

The business address for Bank One Financial’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

JPMorgan Chase & Co.

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Hans W. Becherer	Retired Chairman of the Board and Chief Executive Officer Deere & Company	Deere & Company One John Deere Place Moline, IL 61265

John H. Biggs	Former Chairman and Chief Executive Officer TIAA-CREF	TIAA-CREF PO Box 1259 Charlotte, NC 28201

Lawrence A. Bossidy	Retired Chairman of the Board Honeywell International Inc.	Honeywell International Inc. 101 Columbia Road Morristown, NJ 07962

Stephen B. Burke	President Comcast Cable Communications, Inc.	Comcast Cable Communications, Inc. 1500 Market Philadelphia, PA 19102

James S. Crown	President Henry Crown and Company	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601

James Dimon	President and Chief Executive Officer JPMorgan Chase & Co.	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Ellen V. Futter	President and Trustee American Museum of Natural History	American Museum of Natural History Central Park West at 79th Street New York, NY 10024-5192

William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF	The College Fund/UNCF 8260 Willow Oaks Corporate Drive PO Box 10444 Fairfax, VA 22031-8044

William B. Harrison, Jr.	Chairman of the Board JPMorgan Chase & Co.	JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017

Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc.	Clear Creek Properties, Inc. 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504

Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation	Exxon Mobil Corporation 5959 Las Colinas Boulevard Irving, TX 75039-2298

John W. Kessler	Owner John W. Kessler Company	The New Albany Company 220 Market Street, Suite 200 New Albany, OH 43054

Robert I. Lipp	Senior Advisor JPMorgan Chase & Co.	JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation	Masco Corporation 21001 Van Born Road Taylor, MI 48180

David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc.	Yum! Brands, Inc. 1441 Gardiner Lane Louisville, KY 40213

William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933

Executive Officers
William B. Harrison Jr.	Chairman of the Board
James Dimon	President and Chief Executive Officer
Austin A. Adams	Chief Information Officer
Steven D. Black	Co-Chief Executive Officer, Investment Bank
Richard J. Srednicki	Chief Executive Officer and Executive Vice President, Card Services
Michael J. Cavanagh	Chief Financial Officer
Frank Bisignano	Chief Administrative Officer
John F. Bradley	Director of Human Resources
Joan Guggenheimer	Co-General Counsel
Ina R. Drew	Chief Investment Officer
Samuel Todd Maclin	Head, Commercial Banking
Jay Mandelbaum	Head, Strategy
William H. McDavid	Co-General Counsel
Heidi G. Miller	Treasury & Securities Services
Charles W. Scharf	Head, Retail Financial Services
James E. Staley	Head, Asset & Wealth Management
Don M. Wilson III	Chief Risk Officer
William T. Winters	MD & Co-Chief Executive Officer, Investment Bank

The business address for JPMorgan Chase’s executive officers is 270 Park Avenue, New York, NY 10017.